UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of AUGUST, 2004.

                        Commission File Number: 0-30464


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date:   August 27, 2004                    /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

--------------------------------------------------------------------------------



                              IMA EXPLORATION INC.


                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                            FOR THE SIX MONTHS ENDED

                             JUNE 30, 2004 and 2003

                      (Unaudited - Prepared by Management)


--------------------------------------------------------------------------------

MANAGEMENT'S COMMENTS ON UNAUDITED FINANCIAL STATEMENTS



The accompanying unaudited interim consolidated financial statements of IMA Exploration Inc. for the six months ended June 30, 2004 have been prepared by management and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                              IMA EXPLORATION INC.
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (Unaudited - Prepared by Management)



                                                     JUNE 30,      DECEMBER 31,
                                                       2004            2003
                                                         $               $
                                     ASSETS


CURRENT ASSETS

Cash and cash equivalents                             7,583,163       4,454,241
Amounts receivable and prepaids                         354,868         176,030
Marketable securities (Note 3)                          743,840         543,460
                                                   ------------    ------------
                                                      8,681,871       5,173,731

EQUIPMENT AND LEASEHOLD IMPROVEMENTS  (Note 4)          118,718          40,472

MINERAL PROPERTIES AND DEFERRED COSTS (Note 5)        9,717,855       6,883,641
                                                   ------------    ------------
                                                     18,518,444      12,097,844
                                                   ============    ============

                                   LIABILITIES


CURRENT LIABILITIES

Accounts payable and accrued liabilities                709,068         426,494
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY


SHARE CAPITAL (Note 6)                               35,041,949      27,707,597

CONTRIBUTED SURPLUS                                   3,342,786       1,541,116

DEFICIT                                             (20,575,359)    (17,577,363)
                                                   ------------    ------------
                                                     17,809,376      11,671,350
                                                   ------------    ------------
                                                     18,518,444      12,097,844
                                                   ============    ============



APPROVED BY THE BOARD OF DIRECTORS


/s/ JOSEPH GROSSO       , Director
------------------------

/s/ ART LANG            , Director
------------------------


          The accompanying notes are an integral part of these interim consolidated financial statements.

                              IMA EXPLORATION INC.
               INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                        THREE MONTHS ENDED               SIX MONTHS ENDED
                                                              JUNE 30,                        JUNE 30,
                                                   ----------------------------    ----------------------------
                                                       2004            2003            2004            2003
                                                         $               $               $               $

EXPENSES

Administrative and management services                   72,920          57,900         139,800         117,150
Bank charges and interest                                 1,954           2,692           7,460           5,969
Corporate development and investor relations            119,085          97,524         208,896         170,666
Depreciation                                              4,400           5,546           8,710          11,092
General exploration                                      76,760          63,369         115,036         121,593
Office and sundry                                        24,561          18,058          42,040          26,033
Printing                                                 14,410           7,646          30,871          14,682
Professional fees                                       230,836          20,322         382,974          48,266
Rent, parking and storage                                30,516          14,744          52,359          30,106
Salaries and employee benefits                           78,126          53,490         207,832         106,934
Stock based compensation (Note 6)                             -               -       1,871,360               -
Telephone and utilities                                  11,813           9,382          21,319          19,806
Transfer agent and regulatory fees                       26,060          30,807          39,657          35,345
Travel and accommodation                                 83,652          21,775         114,814          32,770
Cost recoveries                                         (29,025)         (6,000)        (50,340)        (12,000)
                                                   ------------    ------------    ------------    ------------
                                                        746,068         397,255       3,192,788         728,412
                                                   ------------    ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                                (746,068)       (397,255)     (3,192,788)       (728,412)
                                                   ------------    ------------    ------------    ------------
OTHER ITEMS

Provision on marketable securities                     (468,325)              -        (468,325)              -
Gain (loss) on disposition of marketable
    securities                                          (17,755)              -          57,724               -
Foreign exchange                                         81,161         (22,066)        155,630          (4,717)
Gain on disposition of mineral property
    and deferred costs                                  448,392               -         747,761               -
Interest and other income                                30,911          11,935          51,591          16,711
Reorganization costs (Note 12(a))                      (149,589)              -        (349,589)              -
                                                   ------------    ------------    ------------    ------------
                                                        (75,205)         10,131         194,792          11,994
                                                   ------------    ------------    ------------    ------------
LOSS FOR THE PERIOD                                    (821,273)       (407,386)     (2,997,996)       (716,418)

DEFICIT - BEGINNING OF PERIOD                       (19,754,086)    (14,467,977)    (17,577,363)    (14,158,945)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                             (20,575,359)    (14,875,363)    (20,575,359)    (14,875,363
                                                   ============    ============    ============    ============

BASIC AND DILUTED LOSS
    PER COMMON SHARE                                     $(0.02)         $(0.01)         $(0.08)         $(0.02)
                                                   ============    ============    ============    ============
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                        40,080,048      31,783,473      39,062,276      29,484,164
                                                   ============    ============    ============    ============




          The accompanying notes are an integral part of these interim consolidated financial statements.

                              IMA EXPLORATION INC.
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (UNAUDITED - PREPARED BY MANAGEMENT)




                                                        THREE MONTHS ENDED               SIX MONTHS ENDED
                                                              JUNE 30,                        JUNE 30,
                                                   ----------------------------    ----------------------------
                                                       2004            2003            2004            2003
                                                         $               $               $               $

OPERATING ACTIVITIES

Loss for the period                                    (821,273)       (407,386)     (2,997,996)       (716,418)
Items not involving cash
    Depreciation                                          4,400           5,546           8,710          11,092
    Stock based compensation                                  -               -       1,871,360               -
    Gain on disposition of mineral
       properties and deferred costs                   (448,392)              -        (747,761)              -
    Gain (loss) on disposition of
       marketable securities                             17,755               -         (57,724)              -
    Provision on marketable securities                  468,325               -         468,325               -
                                                   ------------    ------------    ------------    ------------
                                                       (779,185)       (401,840)     (1,455,086)       (705,326)
    Decrease (increase) in amounts
       receivable and prepaids                              395          72,537        (178,838)         (9,646)
    Increase (decrease) in accounts payable
       and accrued liabilities                         (210,580)        (73,188)        282,574         (39,415)
                                                   ------------    ------------    ------------    ------------
                                                       (989,370)       (402,491)     (1,351,350)       (754,387)
                                                   ------------    ------------    ------------    ------------

INVESTING ACTIVITIES

Proceeds on disposition of marketable
    securities                                          (11,475)              -         145,019               -
Expenditures on mineral properties and
    deferred costs                                   (1,408,902)       (402,589)     (2,842,453)     (1,014,733)
Purchase of equipment and leasehold
    improvements                                        (12,045)         (8,487)        (86,956)        (10,441)
                                                   ------------    ------------    ------------    ------------
                                                     (1,432,422)       (411,076)     (2,784,390)     (1,025,174)
                                                   ------------    ------------    ------------    ------------

FINANCING ACTIVITIES

Issuance of common shares                             1,993,893       3,449,435       7,675,899       4,578,743
Share issue costs                                             -        (167,301)       (411,237)       (167,301)
                                                   ------------    ------------    ------------    ------------
                                                      1,993,893       3,282,134       7,264,662       4,411,442
                                                   ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN CASH
    AND CASH EQUIVALENTS                               (427,899)      2,468,567       3,128,922       2,631,881

CASH AND CASH EQUIVALENTS
    - BEGINNING OF PERIOD                             8,011,062       1,599,438       4,454,241       1,436,124
                                                   ------------    ------------    ------------    ------------
CASH AND CASH EQUIVALENTS
    - END OF PERIOD                                   7,583,163       4,068,005       7,583,163       4,068,005
                                                   ============    ============    ============    ============

CASH AND CASH EQUIVALENTS
    COMPRISED OF:
    Cash                                              2,783,163       1,263,136       2,783,163       1,263,136
    Term deposits                                     4,800,000       2,804,869       4,800,000       2,804,869
                                                   ------------    ------------    ------------    ------------
                                                      7,583,163       4,068,005       7,583,163       4,068,005
                                                   ============    ============    ============    ============



          The accompanying notes are an integral part of these interim consolidated financial statements.

                              IMA EXPLORATION INC.
         CONSOLIDATED SCHEDULE OF MINERAL PROPERTIES AND DEFERRED COSTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


                                                                   ARGENTINA                                   PERU       TOTAL
                                    ----------------------------------------------------------------------  ----------  ----------
                                      LIRIO                   RIO DE                        LAGUNA DE           RIO
                                      GROUP       NAVIDAD   LAS TAGUAS   EVELINA    LOS TOROS      OTHER     TABACONAS
                                        $            $           $          $           $            $           $           $


Balance, beginning of period         1,327,315   1,002,211     545,063     391,302     140,867     312,329   3,164,554   6,883,641
                                    ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Expenditures during the period
    Assays                                   -     329,153           -         851         851           -           -     330,855
    Contractors - access                     -      22,918           -           -           -           -           -      22,918
    Contractors - surveying                  -      55,918           -           -           -           -           -      55,918
    Contractors - environmental              -     113,502           -           -           -           -      65,166     178,668
    Drilling                                 -   1,011,763           -           -           -           -           -   1,011,763
    Field supplies                           -      62,560           -           -           -           -           -      62,560
    Field workers                            -           -           -           -           -           -       2,339       2,339
    Geological                               -     420,138           -           -           -           -           -     420,138
    Geological supplies                      -      90,504           -           -           -           -           -      90,504
    Geochemistry                             -      18,255           -           -           -           -           -      18,255
    Geophysics                               -     109,154           -           -           -           -           -     109,154
    Option payments                          -           -           -           -           -           -      12,048      12,048
    Travel                                   -      19,782           -           -           -           -           -      19,782
    Office                                   -      16,718           -           -           -           -       9,083      25,801
    Other                                  788      97,186         788           -           -      14,266      43,265     226,643
    Vehicles                                 -      59,290           -           -           -           -       2,181      61,471
     Foreign value added tax                 -           -           -           -           -     255,258         489     185,397
                                    ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                           788   2,426,841         788         851         851     269,524     134,571   2,834,214
                                    ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Balance, end of period               1,328,103   3,429,052     545,851     392,153     141,718     581,853   3,299,125   9,717,855
                                    ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========



          The accompanying notes are an integral part of these interim consolidated financial statements.

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


1.       NATURE OF OPERATIONS

         The Company is in the process of exploring its mineral properties in South America and evaluating other mineral properties. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. The amounts shown as mineral properties and deferred costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties and deferred costs is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to complete development, and future profitable production.

         The Company considers that it has adequate resources to maintain its core operations for the fiscal year.

         On July 7, 2004 the Company completed a corporate restructuring which resulted in dividing its assets and liabilities into two separate public companies. See Note 12(a).


2.       SIGNIFICANT ACCOUNTING POLICIES

         The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.


3.       MARKETABLE SECURITIES

                                                           JUNE 30, 2004               DECEMBER 31, 2003
                                                    ---------------------------   ---------------------------
                                                                      QUOTED                        QUOTED
                                                      RECORDED        MARKET        RECORDED        MARKET
                                                       VALUE          VALUE          VALUE          VALUE
                                                         $              $              $              $

         Ballad Gold & Silver Ltd.
            - 451,500 common shares                      112,875        112,875        250,000        325,000
         Amera Resources Corporation ("Amera")
            - 759,900 common shares                      332,505        332,505        270,000        546,000
         Tinka Resources Limited
            - 300,000 common shares                       96,000         96,000              -              -
         Consolidated Pacific Bay Minerals Ltd.
            - 900,000 common shares                       99,000         99,000              -              -
         Cloudbreak Resources Ltd.
            - 500,000 common shares                       80,000         80,000              -              -
         Other                                            23,460        141,148         23,460        161,546
                                                    ------------   ------------   ------------   ------------
                                                         743,840        861,528        543,460      1,032,546
                                                    ============   ============   ============   ============


                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)



3. MARKETABLE SECURITIES (continued)

         The Company has entered into option and sale agreements on certain of its non-core mineral property holdings in which the Company received common shares of publicly traded companies as partial consideration.


4.       EQUIPMENT AND LEASEHOLD IMPROVEMENTS

                                                      JUNE 30,     DECEMBER 31,
                                                        2004           2003
                                                         $               $

         Office equipment and computers                  259,486        206,352
         Leasehold improvements                           96,634         62,812
                                                    ------------   ------------
                                                         356,120        269,164
         Less accumulated depreciation                  (237,402)      (228,692)
                                                    ------------   ------------
                                                         118,718         40,472
                                                    ============   ============


5.       MINERAL PROPERTIES AND DEFERRED COSTS

                                                   JUNE 30, 2004
                                     ------------------------------------------
                                                      DEFERRED
                                      ACQUISITION    EXPLORATION
                                         COSTS          COSTS          TOTAL
                                           $              $              $
         Argentina
            Navidad                             -      3,429,052      3,429,052
            Lirio Group                   221,020      1,107,083      1,328,103
            Rio de las Taguas             133,262        412,589        545,851
            Evelina                             -        392,153        392,153
            Laguna de los Toros                 -        141,718        141,718
            Other                          11,639        570,214        581,853
                                     ------------   ------------   ------------
                                          365,921      6,052,809      6,418,730
         Peru
            Rio Tabaconas                 760,425      2,538,700      3,299,125
                                     ------------   ------------   ------------
                                        1,126,346      8,591,509      9,717,855
                                     ============   ============   ============

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


5. MINERAL PROPERTIES AND DEFERRED COSTS (continued)


                                                 DECEMBER 31, 2003
                                     ------------------------------------------
                                                      DEFERRED
                                      ACQUISITION    EXPLORATION
                                         COSTS          COSTS          TOTAL
                                           $              $              $

         Argentina
            Navidad                             -      1,002,211      1,002,211
            Lirio Group                   221,020      1,106,295      1,327,315
            Rio de las Taguas             133,262        411,801        545,063
            Evelina                             -        391,302        391,302
            Laguna de los Toros                 -        140,867        140,867
            Other                          11,639        300,690        312,329
                                     ------------   ------------   ------------
                                          365,921      3,353,166      3,719,087
         Peru
            Rio Tabaconas                 741,293      2,423,261      3,164,554
                                     ------------   ------------   ------------
                                        1,107,214      5,812,132      6,883,641
                                     ============   ============   ============

         (a)      Argentinean Properties

                  The Company has either staked, fully paid or holds options to acquire 100% working interests in mineral properties, located in San Juan Province and Chubut Province in Argentina.

                  As of June 30, 2004, the Company must make further payments with respect to option agreements on the Lirio Group of properties, totalling US $240,000, as follows:


                        YEAR                             US $

                        2004                              70,000
                        2005                             170,000
                                                    ------------
                                                         240,000
                                                    ============

                  The Company has also agreed to pay net smelter return royalties ("NSR") of up to US $7,000,000 once commercial production is achieved on the Lirio Group of properties.

         (b)      Rio Tabaconas, Peru

                  The Company holds an option to acquire a 100% interest in three concessions, in the Cajamarca Department of San Ignacio Province in northern Peru. In addition, the Company owns ten concessions, which surround and overlie the optioned concessions. Collectively these are known as the Rio Tabaconas Project.

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


5. MINERAL PROPERTIES AND DEFERRED COSTS (continued)

                  Under the terms of the option agreement, the Company has paid US $185,000 and was required to make further payments of US $1,315,000 for a total of US $1,500,000. On June 28, 2002, the
                  Company suspended further exploration activities at the Rio Tabacanos project. This decision was made in response to the local community expressing its concerns with mineral exploration activities. The Company has deferred any further exploration until an agreement with the local community has been finalized. As a result the Company declared force majeure, as allowed under its option agreement.

                  Accordingly, the Company and the optionor have deferred payment of the remaining option payments until the force majeure is discontinued. On August 1, 2003, the Company commenced paying US $1,500 per month to the optionor as compensation during this waiting period.

         (c)      The  Company   entered   into   agreements   with   Amera,   a
                  publicly-traded company with common management and directors, whereby the Company:

                  (i) optioned its Mogote Property in the NW San Juan Region of Argentina. Amera has the option to earn a 51% interest in the 8,009 hectare Mogote Property by issuing a total of 1,650,000 common shares of Amera to the Company and by incurring US $1.25 million of expenditures, including work programs and underlying option payments, all over a five year period ending July 1, 2007. Amera has also agreed to reimburse the Company for past payments made and expenditures which had been incurred by the Company on the Mogote Property. As at June 30, 2004, the Company has also received 100,000 shares of Amera at a fair value of $45,000.

                           On April 8, 2004, the Company and Amera entered into a further agreement whereby Amera can earn an additional 24% interest, for a total 75% interest, after earning the initial 51% interest, by issuing 300,000 shares of Amera (issued at a fair value of $279,000) and conducting an additional US $3 million of exploration expenditures over a three year period ending May 20, 2007.

                  (ii) sold a 100% undivided interest in three mineral properties, comprising 24,280 hectares (the "Chubut Properties"), located in Chubut Province, Argentina, for 500,000 common shares of Amera for a recorded amount of $225,000. In addition, in the event that a decision is made to place the Chubut Properties into commercial production, Amera will pay the Company a bonus of US$250,000 and a 3% net smelter returns royalty.

         (d) The Company has signed and will continue to sign joint venture agreements for certain of its non-core properties with other junior exploration companies. The Company normally receives shares in these companies as compensation along with their commitments for exploration expenditures. The issue of these marketable securities is subject to TSX Venture Exchange ("TSXV") approval. The intent is to sell these securities to maximize return to the Company.

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


6.       SHARE CAPITAL

         Authorized:       unlimited common shares without par value
                           100,000,000 preferred shares without par value



         Issued:                                            JUNE 30, 2004              DECEMBER 31, 2003
                                                    ---------------------------   ---------------------------
                                                       SHARES          AMOUNT        SHARES         AMOUNT


                                                                         $                            $
         Balance, beginning of period                 36,381,452     27,707,597     26,550,606     21,354,823
                                                    ------------   ------------   ------------   ------------
         Issued during the period for:
             Private placements                        1,500,000      4,650,000      2,900,000      2,610,000
             Exercise of warrants                      3,192,453      2,758,402      4,969,066        895,859
             Exercise of options                         286,650        256,350      1,855,850      4,940,428
             Exercise of agent's option                   89,820         80,838        105,930         95,337
         Less:  Share issue costs                                      (411,238)             -       (118,850)
                                                    ------------   ------------   ------------   ------------
                                                       5,068,923      7,334,352      9,830,846      6,352,774
                                                    ------------   ------------   ------------   ------------
         Balance, end of period                       41,450,375     35,041,949     36,381,452     27,707,597
                                                    ============   ============   ============   ============


         (a) During the six months ended June 30, 2004 the Company completed a brokered private placement of 1,500,000 units at $3.10 per unit for proceeds of $4,307,500, net of $279,000 agent's commission and $63,500 of related issue costs. Each unit consisted of one common share and one half non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase a common share for $3.70 per share on or before February 23, 2005. The Company also issued an option to the agent to acquire 200,000 units at $3.25 per unit on or before February 23, 2005. Each unit will consist of one common share and one-half non-transferable share purchase warrant, exercisable on the same terms and basis as the private placement.

         (b)      Stock Options

                  During the six months ended June 30, 2004, the Company granted 1,462,000 stock options to its employees, directors and consultants.

                  The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the period:


                        Risk-free interest rate                        2.38%
                        Estimated volatility                            77%
                        Expected life                                2.5 years
                        Expected dividend yield                          0%

                  The weighted average fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the period to the Company's employees, directors and consultants was $1.28 per share.

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


6.       SHARE CAPITAL (continued)

                  Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

                  A summary of the Company's outstanding stock options at June 30, 2004, and the changes for the six months ended June 30, 2004, is presented below:

                                                      OPTIONS        WEIGHTED
                                                   OUTSTANDING       AVERAGE
                                                 AND EXERCISABLE  EXERCISE PRICE
                                                                         $

                  Balance, beginning of period      2,528,150         1.32
                  Granted                           1,462,000         3.10
                  Exercised                          (286,650)        0.65
                                                    ---------
                  Balance, end of period            3,703,500         2.07
                                                    =========

                  Stock options outstanding and exercisable at June 30, 2004, are as follows:

                    NUMBER           EXERCISE PRICE           EXPIRY DATE
                                           $
                    210,000               0.40                July 19, 2006
                    119,000               0.50                May 2, 2007
                    117,500               0.50                September 23, 2007
                    115,000               0.84                March 7, 2008
                    300,000               0.90                May 30, 2008
                  1,380,000               1.87                August 27, 2008
                  1,462,000               3.10                March 24, 2009
                  ---------
                  3,703,500
                  =========

         (c)      Warrants

                  A summary of the number of common shares reserved pursuant to the Company's outstanding warrants and agents warrants outstanding at June 30, 2004, and the changes for the six months ended June 30, 2004, is as follows:

                                                                      NUMBER
                  Balance, beginning of period                        6,042,448
                  Issued                                                794,910
                  Exercised                                          (3,192,453)
                  Cancelled                                             (38,955)
                                                                   ------------
                  Balance, end of period                               3,605,950
                                                                   ============

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


6.       SHARE CAPITAL (continued)

                  Common shares reserved pursuant to warrants outstanding at June 30, 2004 are as follows:


                     NUMBER          EXERCISE PRICE           EXPIRY DATE
                                           $
                  1,042,960               0.60                September 27, 2004
                  1,039,322               0.75                September 15, 2004
                    773,668               0.90                March 16, 2005
                    750,000               3.70                February 23, 2005
                  ---------
                  3,605,950
                  =========

         (d) Pursuant to a 2,900,000 unit brokered private placement financing conducted during fiscal 2003, the Company granted an option to the agent to acquire 195,750 units at $0.90 per unit. Each unit will consist of one common share and one-half non-transferable common share purchase warrant. One whole warrant will entitle the agent to purchase a common share for the exercise price of $1.10 per share, on or before April 28, 2004. During the six months ended June 30, 2004, the agent exercised options to purchase the remaining 89,820 units.

         (e) Pursuant to a 1,500,000 unit brokered private placement financing conducted during fiscal 2004, the Company granted an option to the agent to acquire 200,000 units at $3.25 per unit. Each unit will consist of one common share and one-half non-transferable common share purchase warrant. One whole warrant will entitle the agent to purchase a common share for the exercise price of $3.70 per share, on or before February 23, 2005. During the six months ended June 30, 2004, the agent's option remained unexercised.

         (f)      See also Note 12.


7.       RELATED PARTY TRANSACTIONS

         (a) During the six months ended June 30, 2004, the Company was charged $246,803 by current and former directors and officers and by companies controlled by directors and officers of the Company, for accounting, management, and consulting services provided.

         (b) The Company leases its office premises from a private corporation controlled by the President of the Company. During the six months ended June 30, 2004, the Company paid $35,440 for rent.

         (c) The Company shares its office facilities with Amera. During the six months ended June 30, 2004, the Company received $50,340 from Amera for shared rent and administration costs.

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


7.       RELATED PARTY TRANSACTIONS (continued)

         (d) The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President. The President is paid an annual amount of $102,000. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include a bonus of $6,500 per month, retroactive to July 1, 1999, plus an additional three years of compensation at $15,000 per month. If the termination had occurred on June 30, 2004, the amount under the agreement would be $981,000.

         (e) Other related party transactions are disclosed elsewhere in these interim consolidated financial statements.


8.       SEGMENTED INFORMATION

         The Company is involved in mineral exploration and development activities, which are conducted principally in Argentina and Peru. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for the six months ended June 30, 2004.

         The Company's total assets are segmented geographically as follows:


                                                                         JUNE 30, 2004
                                                    ---------------------------------------------------------
                                                                      MINERAL        MINERAL
                                                      CORPORATE      OPERATIONS    OPERATIONS
                                                       CANADA        ARGENTINA        PERU          TOTAL
                                                          $              $              $              $

         Current assets                                8,547,720        109,174         24,977      8,681,871
         Equipment and leasehold improvements            107,400          7,032          4,286        118,718
         Mineral properties and deferred costs                 -      6,418,730      3,299,125      9,717,855
                                                    ------------   ------------   ------------   ------------
                                                       8,655,120      6,534,936      3,328,388     18,518,444
                                                    ============   ============   ============   ============


                                                                    DECEMBER 31, 2003

                                                    ---------------------------------------------------------
                                                                      MINERAL        MINERAL
                                                      CORPORATE      OPERATIONS    OPERATIONS
                                                       CANADA        ARGENTINA        PERU          TOTAL
                                                          $              $              $              $


         Current assets                                5,075,092         65,637         32,999      5,173,728
         Equipment and leasehold improvements             28,974          7,032          4,466         40,472
         Mineral properties and deferred costs                 -      3,719,087      3,164,554      6,883,641
                                                    ------------   ------------   ------------   ------------
                                                       5,104,066      3,791,756      3,202,019     12,097,844
                                                    ============   ============   ============   ============


                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


10.      SUPPLEMENTAL CASH FLOW INFORMATION

         Non-cash investing and financing activities were conducted by the Company as follows:

                                                       JUNE 30,      JUNE 30,
                                                         2004          2003
                                                           $             $
         Investing activities
             Proceeds on disposition of mineral
                 properties                              756,000              -
             Acquisition of marketable securities       (756,000)             -
                                                    ------------   ------------
                                                               -              -
                                                    ============   ============

         Financing activities
             Shares issued on exercise of options         69,690         10,234
             Contributed surplus                         (69,690)       (10,234)
                                                    ------------   ------------
                                                               -              -
                                                    ============   ============

         Other supplemental cash flow information:

                                                       JUNE 30,       JUNE 30,
                                                         2004           2003
                                                           $              $
             Interest paid in cash                             -              -
                                                    ============   ============
             Income taxes paid in cash                         -              -
                                                    ============   ============


11.      LEGAL

         In March 2004, Minera Aquiline Argentina S.A., a wholly-owned subsidiary of Aquiline Resources Inc., commenced a legal proceeding against the Company, asserting that the Company unlawfully used confidential information, and is seeking damages and a constructive trust over the Navidad Project and other surrounding properties in Chubut Province, Argentina. The Company is defending this action and the outcome is not determinable.

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


12.      SUBSEQUENT EVENTS

         (a) On July 7, 2004, the Company completed a corporate restructuring plan which resulted in dividing the Company's assets and liabilities into two separate companies. Following the corporate restructuring the Company continued to hold the Navidad project, while Golden Arrow Resources Corporation ("Golden Arrow"), a newly created company, held all other mineral property interests. The reorganization of the Company was accomplished by way of a statutory plan of arrangement.

                  The following adjustments and pro forma consolidated balance sheets of the Company and Golden Arrow have been prepared as if the reorganization had occurred on June 30, 2004:

                  i)       Adjustments

                  The Company transferred to Golden Arrow: i) all of the Company's investment in its mineral properties, excluding the Navidad project; ii) the assets and liabilities of IMPSA Resources (BVI) Inc., Inversiones Mineras Argentinas Holdings
                  (BVI) Inc., both wholly-owned subsidiaries of the Company, and IMPSA Resources Corporation, an 80.69% owned subsidiary of the Company, and iii) marketable securities at their recorded values, as follows:

                                                                         $

                  Cash and cash equivalents                             773,886
                  Amounts receivable and prepaids                         1,091
                  Equipment                                               4,286
                  Marketable securities                                 548,840
                  Mineral properties and deferred cost                5,744,530
                  Accounts payable and accrued liabilities               (1,400)
                                                                   ------------
                                                                      7,071,233
                                                                   ============

                  The Company also transferred cash of $750,000 to Golden Arrow.

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)

12. SUBSEQUENT EVENTS (continued)

                  ii)      Proforma Balance Sheets



                                                                   GOLDEN ARROW    THE COMPANY
                                                     THE COMPANY     PRO FORMA      PRO-FORMA
                                                         $               $              $

         ASSETS

         CURRENT ASSETS

         Cash and cash equivalents                     7,583,163        773,886      6,809,277
         Amounts receivable and prepaids                 354,868          1,091        353,777
         Marketable securities                           743,840        548,840        195,000
                                                    ------------   ------------   ------------
                                                       8,681,871      1,323,817      7,358,054

         EQUIPMENT                                       118,718          4,286        114,432

         MINERAL PROPERTIES
            AND DEFERRED COSTS                         9,717,855      5,744,530      3,973,325
                                                    ------------   ------------   ------------
                                                      18,518,444      7,072,633     11,445,811
                                                    ============   ============   ============
         LIABILITIES

         CURRENT LIABILITIES
         Accounts payable and accrued liabilities        709,068          1,400        707,668
                                                    ------------   ------------   ------------
         SHAREHOLDERS' EQUITY

         SHARE CAPITAL                                35,041,949      7,071,233     27,970,716

         CONTRIBUTED SURPLUS                           3,342,786              -      3,342,786

         DEFICIT                                     (20,575,359)             -    (20,575,359)
                                                    ------------   ------------   ------------
                                                      17,809,376      7,071,233     10,738,143
                                                    ------------   ------------   ------------
                                                      18,518,444      7,072,633     11,445,811
                                                    ============   ============   ============

         (b) Subsequent to June 30, 2004, the Company issued 85,000 common shares for $60,500 on the exercise of stock options and warrants.

                              IMA EXPLORATION INC.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2004


INTRODUCTION

The following management discussion and analysis and financial review should be read in conjunction with the Company's unaudited interim consolidated financial statements for the six months ended June 30, 2004 and the audited consolidated financial statements dated December 31, 2003 and related notes. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Except as otherwise disclosed all dollar figures in this report are stated in Canadian dollars. Additional information relevant to the Company can be found on the SEDAR website at www.sedar.com.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

CORPORATE REORGANIZATION

On May 3, 2004 the Company announced a proposed corporate reorganization (the Reorganization). Shareholders approved the Reorganization on June 24, 2004 and thereafter all necessary court and regulatory approvals were received. The effective date of the Reorganization is July 7, 2004.

The effect of the Reorganization was to transfer the Company's non-Navidad mineral properties to a separate company along with $750,000 of operating cash and the joint venture agreements (including the marketable securities) relating to the transferred properties. The Company retained the Navidad mineral property and certain other mineral properties located in central Chubut Province and all other assets and liabilities, except for the assets to be transferred as previously listed. The shareholders of the Company received shares in the new company, Golden Arrow Resources Corporation (Golden Arrow), which resulted in identical ownership by the shareholders before and after the Reorganization.

OVERVIEW

The Company is a natural resource company engaged in the business of acquisition and exploration of mineral properties in Argentina. The Company's strategy has been to acquire properties for the purpose of mineral exploration and exploitation. In the event the Company discovers mineralization capable of economic production, it intends to develop or seek a joint venture partner and/or to sell all or a portion of its interest in the subject property to finance the development of such property. At present, the Company has no producing properties and consequently has no current operating income or cash flow. As of this date the Company is an exploration stage company and has not generated any revenues. There is no assurance that a commercially viable mineral deposit exists on any of the properties. Further exploration will be required before a final evaluation as to the economic and legal feasibility of any of the properties is determined.

On March 5, 2004 Minera Aquiline Argentina SA, a subsidiary of Aquiline Resources Inc., commenced an action against the Company seeking damages and a constructive trust over the Navidad properties. The Company believes the Aquiline legal action is without merit and will vigorously defend itself. A Statement of Defence has been filed. At this date the outcome is not determinable. The trial has been set for October 11, 2005 in Vancouver, British Columbia.

At the Company's June 24, 2004 Annual General and Special Meeting Messrs. Carlson, Grosso, Angus, Idziszek, Hurd, Cacos, Lang, Terry and Horton were elected to the Board of Directors. The officers appointed by the Board are Gerald Carlson as Chairman, Joseph Grosso as President, Art Lang as Vice-President and Chief Financial Officer, David Terry as Vice-President, Exploration and Nikolaos Cacos as Corporate Secretary.

PROPERTIES UPDATE

Navidad

On February 3, 2003 the Company announced the discovery of high-grade silver-lead deposit at its 100% owned 10,000 hectare (24,700 acres) Navidad property in north central Chubut, Argentina. The Phase I drilling program was completed in late March 2004 and Phase II of the program commenced in late May. The cost of Phase I in the six months ended June 30, 2004 was $1,500,000. The budget for Phase II, which will be completed between May and September 2004, is $2,100,000. Approximately $2,600,000 has been expended in the six months ended June 30, 2004. Based on the results of the current program the Company will determine further activities for 2005.

The Company announced results of a resource calculation on May 25, 2004. Snowden Mining Consultants Inc. has completed a resource estimation at Galena Hill, the first systematically drilled target on the Navidad property which includes Indicated Resource of 207 million ounces of silver and 1.1 million tonnes of lead at a 50 g/t silver equivalent cut-off grade including: 117 million ounces of silver and 495,047 tonnes of lead at a 300 g/t silver equivalent cut-off grade and Inferred Resource of 36 million ounces of silver and 56,776 tonnes of lead at a 50 g/t silver equivalent cut-off grade. This includes only the Galena Hill deposit and portions of the adjacent Connector zone and does not include known and interpreted mineralization in other areas of the property which are the primary focus of the Phase II drilling program.

Drilling in the Phase II program has focused on the Esperanza Trend, the Barite Hill target, and on the Navidad Hill and Connector Zone targets. Two drill holes were completed within the Galena Hill indicated resource to obtain samples for metallurgical testing. Results from the Phase II program to date have been described in News Releases dated July 8 and July 27, 2004.

Phase II drilling at Navidad Hill has returned intersections of 104.6m of 126g/t silver, including 35.5m of 295 g/t silver, from hole NV04-54, 85m of 83 g/t silver in hole NV04-70, 1.4m of 3,975 g/t silver in hole NV04-73, and 19m of 149 g/t silver in hole NV04-71. In addition to the structurally controlled mineralization previously identified at Navidad Hill, near-surface stratigraphically controlled silver mineralization has now been identified along the southwest and southeast flanks of Navidad Hill (drill holes NV04-68 and NV04-73). This new style of mineralization demonstrates potential for moderate grade, bulk-tonnage silver targets around the south, east and west sides of Navidad Hill and into the Connector Zone. Results include 29.55m of 145 g/t silver in NV04-68 starting at 52.2m downhole, and 33m of 92 g/t silver starting from surface in hole NV04-73, including 7.90m of 286 g/t silver.

At the 6 km Esperanza Trend, results include 2.7m of 831 g/t silver in hole 62 and 800m to the northwest hole 63 intersected 45.8m of 94 g/t silver, including 4.0m of 246 g/t silver. These results confirm the high grades and potential for a significant structurally controlled zone at Esperanza.

Six drill holes have been completed to date at Barite Hill. The first three holes (NV04-58 through 60) contain significant near surface intersections of galena matrix breccia similar in style to that at Galena hill, but with generally lower silver and lead values.

The remaining portion of the Phase II program will be utilized to increase the density of drill data within the Navidad Hill - Connector Zone area in order to allow the estimation of an indicated resource.

The Company has 18 exploration properties in Chubut Province in addition to Navidad, several of which are the subject of joint venture agreements. The parties to the joint venture agreements in this region have agreed not to seek TSX V Exchange approval for the agreements until certain legal and political uncertainties can be resolved. Accordingly the Company does not expect to complete the terms of the agreements in 2004.

The following properties have been transferred to Golden Arrow effective on July 7, 2004 as a result of the Reorganization.

Chubut (Patagonia)

The Company has 100% interests in a number of claims in western Chubut Province. These properties include the Laguna de los Toros property. Together they cover an area of approximately 86,000 hectares. A number of these properties have been farmed-out to joint venture partners. All of these Chubut properties are in the exploration stage.

Valle de Cura

The Company has eight exploration properties in the Valle de Cura region. The Company received notification in December 2003 that Barrick Gold Corp would not be exercising its option to earn an interest in the Rio de las Taguas or Porterillos properties and is continuing to evaluate potential partners to advance theses drill ready projects and the other, more early-stage, exploration properties in the area.

Northwest San Juan

The Company has three exploration properties in the northwestern corner of San Juan Province. The Company negotiated an amendment to the joint venture agreement with Amera Resources Corporation (Amera) whereby Amera can earn an additional 24% interest (up to a 75%) in the Mogote property. To earn this additional participation Amera has issued an additional 300,000 shares and must complete total work expenditures of US$3,00,000 over three years, with a minimum of US$1,000,000 by May 30, 2005. There are no current plans for work on the other two properties in this area.

Gualcamayo

The Company has three exploration properties in the Gualcamayo area of San Juan in addition to retaining a 1% NSR on the Quebrada del Diablo deposit (1.2 million ounces of gold @~1.1 g/t Au) held by Viceroy Exploration Ltd..
Evaluation  of the  properties is ongoing and joint  venture  opportunities  are continuing to be investigated however, there are no current plans for significant work on the properties in this area.

Rio Tabaconas (Peru)

The Company had previously declared force majeure, as allowed under the property option agreement, on the property payments for this project. There have been no recent developments concerning this project.


SUMMARY OF FINANCIAL RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2004

The Company reported a consolidated loss of $2,997,996 ($0.08 per share) in the current period, an increase of $2,281,578 from the loss of $716,418 ($0.02 per share) in 2003. The increase in the loss in 2004, compared to 2003, was due to a number of factors of which $2,464,376 can be attributed to operating expenses while other items resulted in gains and income which improved by $182,798.

PRO-FORMA BALANCE SHEET AS OF JUNE 30, 2004

The June 30, 2004 pro-forma balance sheet is presented in Note 12. This reflects the transfer of the assets to Golden Arrow as a result of the Reorganization which was effective on July 7, 2004.

RESULTS OF OPERATIONS

Corporate Costs and Other Income

The Company's operating expenses for the six months ended June 30, 2004 were $3,192,788 an increase of $2,464,376 from the comparable 2003 period. A significant portion of the increase for 2004 is attributed to the Company's application of the fair value method of accounting for stock options granted to its employees and directors. In the six months ended June 30, 2004 the Company recorded a non-cash expense of $1,871,360. During 2003 the Company disclosed a pro-forma charge of $113,985 for stock options granted to its employees and directors. Had the Company applied retroactive treatment it would have recorded this amount as an expense in the first half of 2003. Other increases in the operating expenses can be attributed to the Company's increase in staff and activities driven by Navidad. The Company has added staff and new office space and has incurred additional operating expenses as a result of this increase in activity. Administrative and management services increased $22,650, corporate development and investor relations increased $38,230, office expense increased $16,007, printing costs increased $16,189, travel increased $82,044 due to the attendance and participation in various conferences. The increase in salaries of $100,898 includes a retiring allowance for the Company's former CFO, William Lee and the addition of personnel. The increase of $334,708 in professional fees is primarily due to legal costs incurred in connection with the Aquiline legal action and increased costs of compliance with reporting requirements. General exploration decreased $6,557 as activities have been focused on the Navidad property. Cost recoveries from Amera increased $38,340.

During 2004 the Company recorded a gain of $57,724 on the disposal of marketable securities, a gain of $747,761 from the farm out of interests in its mineral properties and a provision for the write down of the carrying value of marketable securities of $468,325 to reflect the market value at June 30, 2004. In 2004 the Company received marketable securities from Amera (300,000 shares, deemed value $279,000), Tinka Resources Limited (300,000 shares, deemed value $147,000), Consolidated Pacific Bay Minerals Ltd. (900,000 shares, deemed value $180,000) and Cloudbreak Resources Ltd. (500,000 shares, deemed value $150,000) from sale or farm out of its interests in mineral properties. In 2003 no gains, losses or provisions for losses were recorded. Marketable securities are received by the Company as a result of the joint venturing of certain of its non-core properties. The Company's intent is to sell these securities to maximize return to the Company, not to trade its holdings. Interest and other income increased $34,880 primarily as a result of an increase of funds on deposit. The Company also recorded an increase in a gain from foreign exchange expense of $160,347 in this period. Cost of $349,589 for fees and expenses related to the Reorganization have been recorded in this period.

SELECTED ANNUAL FINANCIAL INFORMATION

The following selected consolidated financial information is derived from the consolidated financial statements and notes thereto. The information has been prepared in accordance with Canadian generally accepted accounting principles.

                                                 YEAR ENDED DECEMBER 31
                                                       (Audited)
                                         --------------------------------------
                                             2003          2002          2001
INCOME STATEMENT DATA                    ----------    ----------    ----------
---------------------

Total Revenue                                   Nil           Nil           Nil

Income (loss) from Continuing Operations (3,418,418)   (1,440,106)     (881,875)

General and Administrative Expenses       3,164,216     1,458,276       945,685

Net Income (Loss)                        (3,418,418)   (1,440,106)     (881,875)

Net Income (Loss) per Common
   Share basic and diluted                   $(0.11)       $(0.06)       $(0.06)


SELECTED QUARTERLY FINANCIAL INFORMATION

The following selected consolidated financial information is derived from the unaudited consolidated interim financial statements of the Company. The information has been prepared in accordance with Canadian generally accepted accounting principles.



Quarterly
Financial Information                                   Quarter Ended - Unaudited
                                         ----------------------------------------------------
                                          Sept. 30,     Dec. 31,      March 31,     June 30,
                                            2003          2003          2004          2004
                                         ----------    ----------    ----------    ----------

Revenues                                        Nil           Nil           Nil           Nil

Net income (loss) before income
   taxes                                   (563,502)   (2,138,489)   (2,176,723)     (821,273)

Net income (loss)                          (563,502)   (2,138,498)   (2,176,723)     (821,273)

Earnings (loss) per share                     (0.02)        (0.07)        (0.06)        (0.02)

Fully diluted earnings (loss)
   per share                                  (0.02)        (0.07)        (0.06)        (0.02)




Quarterly
Financial Information                                   Quarter Ended - Unaudited
                                         ----------------------------------------------------
                                          Sept. 30,     Dec. 31,      March 31,     June 30,
                                            2003          2003          2004          2004
                                         ----------    ----------    ----------    ----------

Revenues                                        Nil           Nil           Nil           Nil

Net income (loss) before income            (284,128)     (486,948)     (309,032)     (407,386)
   taxes

Net income (loss)                          (284,128)     (486,948)     (309,032)     (407,386)

Earnings (loss) per share                     (0.01)        (0.02)        (0.01)        (0.01)

Fully diluted earnings (loss)                 (0.01)        (0.02)        (0.01)        (0.01)
   per share


LIQUIDITY AND CAPITAL RESOURCES

The Company's cash position at June 30, 2004 was $7,583,163, compared to $4,454,241 at December 31, 2003. The increase in cash is primarily due to the completion of a financing and exercise of warrants from previous financings. In February 2004 the Company completed a brokered private placement of 1,500,000 units at $3.10 per unit, for proceeds of $4,238,763 net of costs of $411,237. In addition, through June 30 , 2004, the Company has received $3,025,899 from the exercise of warrants and stock options. Subsequent to June 30, 2004 the Company has received a further $60,500 from the exercise of stock options and warrants.

The Company considers that it has adequate resources to maintain its ongoing operations but currently does not have sufficient working capital to fund all of its planned exploration work and property commitments. A Phase II budget for the Navidad project has been approved in the amount of $2,100,000. The Company will continue to rely on successfully completing additional equity financing and/or conducting joint venture arrangements to further exploration on its properties. There can be no assurance that the Company will be successful in obtaining the required financing or negotiating joint venture agreements. The failure to obtain such financing or joint venture agreements could result in the loss of or substantial dilution of its interest in its properties.

The Company's management may elect to acquire new projects, at which time additional equity financing may be required to fund overhead and maintain its interests in current projects, or may decide to relinquish certain of its properties. These decisions will be based on the results of ongoing exploration programs and the response of equity markets to the projects and business plan.

The Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the success or failure of the exploration programs or the acquisition of projects.

The Company does not now and does not expect to engage in currency hedging to offset any risk of currency fluctuations.

RELATED PARTY TRANSACTIONS

The directors provided services to the Company and were paid $ 246,803 for the six months ended June 30, 2004. Mr. W. Lee, the former CFO, was paid salary and retiring allowance of $68,769; Mr. A. Lang, director and the current CFO, was paid salary of $18,670; Mr. D. Terry, director and Vice President, Exploration, was paid fees of $13,000; Mr. N. Cacos, director and the Corporate Secretary, was paid fees of $9,350; Mr. Sean Hurd, director and investor relations manager, was paid fees of $14,400; Mr. Gerald Carlson, director and Chairman of the Board was paid fees of $31,500, $40,114 was paid to a company with which Mr. Angus, a director of the Company, is associated and Mr. J. Grosso, the President and CEO, was paid fees of $51,000. The Company leases a portion of its office premises from a private company controlled by the President and paid rent of $35,440 during the six months ended June 30, 2004. Note 7 to the June 30, 2004 interim consolidated financial statements and the December 31, 2003 consolidated financial statements discusses the material related party transactions.

OPERATING CASH FLOW

Cash outflow from operating activities in the first half of 2004 was $1,351,350 compared to cash outflow in the first half of 2003 of $754,387.

FINANCING ACTIVITIES

In the first half of 2004 the Company received $7,675,899 from the sale of common shares, less costs of $411,237 compared to $4,578,743, less costs of $167,301, in the 2003 period.

INVESTING ACTIVITIES

Investing activities required cash of $2,784,390 in the first half of 2004 (2003
- $1,025,174), these investing activities were for expenditures on mineral properties of $2,842,453 (2003 - $1,014,733) primarily to the Navidad; $86,956 for additions to equipment and leasehold improvements (2003 - $10,441); less proceeds from the disposal of marketable securities of $145,019 (2003 - nil).

CONTRACTUAL COMMITMENTS

The Company has lease commitments for office premises that require payments of $77,000 and $26,500 annually. The Company also has commitments for payments on its mineral properties. These are explained in Note 5 to the December 31, 2003 consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

Reference should be made to the Company's significant accounting policies contained in Note 3 of the Company's consolidated financial statements for the year ended December 31, 2003. These accounting policies can have a significant impact of the financial performance and financial position of the Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and impairment of mineral properties and deferred costs. Actual results may differ from these estimates.

MINERAL PROPERTIES AND DEFERRED COSTS

Consistent with the Company's accounting policy disclosed in Note 3 of the annual consolidated financial statements, direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company have been capitalized on an individual property basis. It is the Company's policy to expense any exploration associated costs not related to specific projects or properties. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or property. No write offs were required in the current quarter.

RISK FACTORS

The Company's operations and results are subject to a number of different risks at any given time. These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks. For a more complete discussion of these risks and others reference should be made to the Company's Management Proxy Circular of May 14, 2004.

INVESTOR RELATIONS

The Company currently does not engage the services of outside investor relations consultants. Mr. Sean Hurd, a director, is the Company's Investor Relations Manager and coordinates investor relations activities.

                                 FORM 52-109FT2

            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD




I, JOSEPH GROSSO, CHIEF EXECUTIVE OFFICER of IMA EXPLORATION INC., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings") of IMA Exploration Inc. the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date:    August 27, 2004



         /s/ Joseph Grosso
         -----------------------
         Joseph Grosso
         Chief Executive Officer

                                 FORM 52-109FT2

            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD




I, ART LANG, CHIEF FINANCIAL OFFICER of IMA EXPLORATION INC., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings") of IMA Exploration Inc. for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date:    August 27, 2004


         /s/ Art Lang
         -----------------------
         Art Lang
         Chief Financial Officer